UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40387

THE LION ELECTRIC COMPANY

(Translation of registrant’s name into English)

921 chemin de la Rivière-du-Nord

Saint-Jérôme (Québec) J7Y 5G2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit 99.1 included with this report is hereby incorporated by reference as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-265627), as amended and supplemented and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

99.1	Warrant Indenture, dated December 16, 2022, between The Lion Electric Company and TSX Trust Company (incorporated by reference to Exhibit 3 to the Registrant’s Registration of Securities on Form 8-A (File No. 001-40387) filed with the Commission on December 16, 2022)

99.2	Press Release dated December 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LION ELECTRIC COMPANY

Date: December 16, 2022	By:	/s/ Nicolas Brunet
	Name:	Nicolas Brunet
	Title:	Executive Vice President & Chief Financial Officer